ArcelorMittal reports third quarter 2015 and nine months 2015 results

Luxembourg, November 6, 2015 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three and nine month periods ended September 30, 2015.

Highlights:

▪	Health and safety: LTIF rate of 0.78x in 3Q 2015, comparable to 3Q 2014 levels
▪	EBITDA of $1.4 billion in 3Q 2015, stable compared with 2Q 2015
▪	Steel shipments of 21.1Mt in 3Q 2015, 2.1% lower YoY; Steel shipments of 64.8Mt in 9M 2015, up 1.4% YoY
▪	3Q 2015 own iron ore production of 15.4 Mt, down 2.9% YoY; 10.3Mt iron ore shipped and reported at market prices, an increase of 3.1% YoY
▪	9M 2015 own iron ore production of 47.3 Mt, stable YoY; 30.5Mt iron ore shipped and reported at market prices, an increase of 2.0% YoY
▪	9M 2015 iron ore unit cash costs reduced by 17% YoY, exceeding the 15% target for 2015
▪	Net loss of $0.7 billion in 3Q 2015 including $0.5 billion exceptional charge related to the write-down of inventory following the rapid decline of international steel prices[2]
▪	Liquidity at $9.6 billion remains strong as of September 30, 2015
▪	Net debt of $16.8 billion as of September 30, 2015 compared to $16.6 billion as of June 30, 2015 due largely to seasonal working capital investments ($0.1 billion); Net debt lower by $1.0 billion as compared to September 30, 2014

Outlook and guidance:

▪	Operating conditions have deteriorated in recent months, both in terms of the international steel price environment (driven by unsustainably low export prices from China) and order volumes (as customers adopt a “wait and see” mind-set). As a result, the Company now expects full year 2015 EBITDA of $5.2-$5.4 billion.
▪	Full year 2015 capital expenditure is expected to be approximately $2.8 billion as compared to previous guidance of approximately $3.0 billion; net interest expense is expected to be approximately $1.3 billion from previous guidance of approximately $1.4 billion. The Company continues to expect positive free cash flow generation in 2015 and to end the year with net debt below $15.8 billion.

Key developments supporting outlook:

▪	A combination of Company actions and known developments are expected to improve EBITDA in 2016 by $1 billion relative to the 4Q 2015 run-rate level. More specifically by region:
➢	Americas: uplift from ramp-up of Calvert and improved value-added mix; benefits of Americas Asset Optimization Program and Brazil Value Plan;
➢	ACIS: improvement driven by new iron ore supply agreement and tariffs in South Africa, as well as the benefits of new coke battery and increased PCI usage in CIS;
➢	Europe: further benefits from transformation programme; and
➢	Mining: a further >10% reduction in average unit iron ore cash costs.
▪	In addition, the Company is reducing its cash requirements in 2016 by approximately $1 billion as compared to 2015. This is achieved through lower capex spend, lower cash interest costs, lower cash taxes and suspending the dividend for the financial year 2015.
▪	These actions and developments are expected to ensure that the Company continues to generate positive free cash flow, reduce net debt and maintain strong liquidity.

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	3Q 15	2Q 15	3Q 14	9M 15	9M 14
Sales	15,589	16,890	20,067	49,597	60,559
EBITDA	1,351	1,399	1,905	4,128	5,422
Operating income	20	579	959	1,170	2,465
Net (loss) / income attributable to equity holders of the parent	(711)	179	22	(1,260)	(131)
Basic (loss) / income per share (US$)	(0.40)	0.10	0.01	(0.70)	(0.08)

Own iron ore production (Mt)	15.4	16.4	15.8	47.3	47.2
Iron ore shipped at market price (Mt)	10.3	10.8	10.0	30.5	29.9
Crude steel production (Mt)	23.1	24.0	23.9	70.8	70.0
Steel shipments (Mt)	21.1	22.2	21.5	64.8	63.9
EBITDA/tonne (US$/t)	64	63	89	64	85
Steel-only EBITDA/tonne (US$/t)	57	58	76	58	68

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“Whilst we have delivered stable EBITDA compared with the second quarter, the already challenging operating conditions have further deteriorated during recent months, largely due to additional declines in steel prices caused by exceptionally low Chinese export prices. Our focus is on ensuring we take all the necessary steps to strengthen our competitiveness in this difficult environment. Measures we have taken so far are yielding results; costs in our mining division have reduced by 17% so far in 2015 versus an initial target of 15%, and net debt is $1 billion lower than a year ago. Whilst we expect market conditions to remain challenging in 2016, we have a number of important programs underway across the business which will structurally improve EBITDA in 2016 and we also expect a significant reduction in our cash requirements.”

“Whilst we are confident our actions are the right ones, there are also important issues for governments to address, specifically relating to unfair trade.  We are encouraged by various examples of trade action being initiated in response to dumping, but the process needs to be faster in order to be fully effective.”

Third quarter 2015 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to discuss the third quarter period ended September 30, 2015 on:

Date	US Eastern time	London	CET
Friday November 6, 2015	9.30am	2.30pm	3.30pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 051 5931	+44 (0)203 364 5807	27115744#
US local:	1 86 6719 2729	+1 24 0645 0345	27115744#
US (New York)	1 64 6663 7901	+1 24 0645 0345	27115744#
France:	0800 914780	+33 1 7071 2916	27115744#
Germany:	0800 965 6288	+49 692 7134 0801	27115744#
Spain:	90 099 4930	+34 911 143436	27115744#
Luxembourg:	800 26908	+352 27 86 05 07	27115744#

A replay of the conference call will be available for one week by dialing:
Number	Language	Access code
+49 (0) 1805 2047 088	English	12473492#

The conference call will include a brief question and answer session with senior management. The presentation will be available via a live video webcast on www.arcelormittal.com.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate, deteriorated to 0.78x in the third quarter of 2015 (“3Q 2015”) as compared to 0.68x for the second quarter of 2015 (“2Q 2015”) and remained stable as compared to 0.78x for the third quarter of 2014 (“3Q 2014”). With the exception of the European segment, health and safety performance deteriorated across all segments during 3Q 2015.

Health and safety performance was improved at 0.80x in the nine months of 2015 (“9M 2015”) as compared to 0.84x for the first nine months of 2014 (“9M 2014”), with improvements within Brazil and Europe, offset by deterioration in the Mining and ACIS segments.

The Company’s effort to improve the Group’s Health and Safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	3Q 15	2Q 15	3Q 14	9M 15	9M 14
Mining	0.99	0.57	0.29	0.73	0.47

NAFTA	0.99	0.71	1.03	1.02	1.02
Brazil	0.57	0.42	0.98	0.58	0.81
Europe	0.88	0.97	1.00	0.99	1.16
ACIS	0.52	0.39	0.52	0.52	0.50
Total Steel	0.75	0.69	0.87	0.81	0.91

Total (Steel and Mining)	0.78	0.68	0.78	0.80	0.84

Key corporate responsibility highlights for 3Q 2015:

•	ArcelorMittal, LanzaTech and Primetals Technologies announced a partnership to construct a breakthrough €87 million biofuel production facility. ArcelorMittal’s plant in Ghent has been chosen for the construction of the flagship plant.
•	Continued excellence in R&D: ArcelorMittal reveals a prototype for a house-of-the-future forged from steel. The housing prototype presents an alternative approach to construction that generates less waste, improves the safety of construction workers, and produces cutting-edge buildings compliant with the latest safety and energy-efficiency regulation.
•	ArcelorMittal recognized by the Clinton Global Initiative for its swift, collaborative, and effective response to the Ebola crisis in West Africa.

Analysis of results for the nine months ended September 30, 2015 versus results for the nine months ended September 30, 2014

Total steel shipments for 9M 2015 were 1.4% higher at 64.8 million metric tonnes as compared with 63.9 million metric tonnes for 9M 2014.

Sales for 9M 2015 decreased by 18.1% to $49.6 billion as compared with $60.6 billion for 9M 2014, primarily due to lower average steel selling prices (-18.9%) and lower seaborne iron ore prices (-43.8%), slightly offset by higher steel shipments (+1.4%) and higher market priced iron ore shipments (+2.0%).

Depreciation of $2.4 billion for 9M 2015 was lower as compared to $3.0 billion for 9M 2014 primarily due to the impact of depreciation of all major currencies (Brazilian real, Euro, Canadian dollar, Ukrainian hryvnia and Kazakhstan tenge) against the US dollar. Full year 2015 depreciation is expected to be approximately $3.2 billion (down from the previous guidance of $3.5 billion) as compared to $3.9 billion in 2014.

Impairment charges for 9M 2015 were $46 million including $27 million relating to closure of Vereeniging meltshop in South Africa and $19 million relating to the closure of the Georgetown facility in the US. Impairment charges for 9M 2014 were nil.

Exceptional charges for 9M 2015 were $527 million including $0.5 billion related to the write-down of inventory following the rapid decline of international steel prices and also includes $27 million of retrenchment costs in South Africa. Exceptional charges for 9M 2014 were nil.

Operating income for 9M 2015 was $1.2 billion as compared to $2.5 billion in 9M 2014. Operating results for 9M 2015 were negatively impacted by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US (NAFTA) and exceptional charges discussed above. Operating results for 9M 2014 were negatively impacted by a $90 million charge following the settlement of US antitrust litigation (NAFTA).

Income from investments in associates, joint ventures and other investments in 9M 2015 was lower at $153 million as compared to income in 9M 2014 of $208 million, primarily due to weaker performance of Chinese investees offset in part by income generated from the share swap with respect to Gerdau, Brazil3.

Net interest expense was lower at $966 million in 9M 2015 as compared to $1,147 million in 9M 2014. The reduction is attributable to both lower gross debt outstanding and lower average cost. Due to these savings the Company expects full year 2015 net interest expense of approximately $1.3 billion (down from the previous guidance of $1.4 billion).

Foreign exchange and other net financing costs were $1,238 million for 9M 2015 as compared to costs of $1,364 million for 9M 2014. Foreign exchange and other net financing costs for 9M 2015 include foreign exchange loss of $593 million as compared to a loss of $304 million for 9M 2014, mainly on account of USD appreciation of 7.7% against the Euro (versus 8.8% appreciation in 9M 2014), a 33.1% appreciation against BRL (versus 4.4% appreciation in 9M 2014) and a 32.6% devaluation of the tenge currency in Kazakhstan4. This foreign exchange loss is largely non-cash and primarily relates to the impact of the USD appreciation on Euro denominated deferred tax assets partially offset by foreign exchange gain on euro debt. Foreign exchange and other net financing costs for 9M 2014 include expenses related to the termination of the Senegal greenfield project5, non-cash gains and losses on convertible bonds and hedging instruments that matured during the period as well as charges related to the federal tax amnesty plan in Brazil linked with the Siderbras case6.

ArcelorMittal recorded an income tax expense of $461 million for 9M 2015 as compared to an income tax expense of $196 million for 9M 2014.

Non-controlling interests for 9M 2015 were an income of $82 million, as compared to a charge of $97 million for 9M 2014. Non-controlling interests for 9M 2015 primarily related to losses generated by ArcelorMittal South Africa. Non-controlling interests for 9M 2014 represent a charge primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil.

ArcelorMittal’s net loss for 9M 2015 was $1.3 billion, or $0.70 loss per share, as compared to net loss for 9M 2014 of $131 million, or $0.08 loss per share.

Analysis of results for 3Q 2015 versus 2Q 2015 and 3Q 2014

Total steel shipments for 3Q 2015 were 5.0% lower at 21.1 million metric tonnes as compared with 22.2 million metric tonnes for 2Q 2015 primarily due to a seasonal slowdown in Europe, and 2.1% lower as compared to 21.5 million metric tonnes for 3Q 2014 primarily due to lower volumes in NAFTA (-4.2%).

Sales for 3Q 2015 were $15.6 billion as compared to $16.9 billion for 2Q 2015 and $20.1 billion for 3Q 2014. Sales in 3Q 2015, were 7.7% lower as compared to 2Q 2015 primarily due to lower average steel selling prices (-3.3%), lower steel shipments (-5.0%), lower iron ore reference prices (-6.1%) and lower market priced iron ore shipments (-4.4%). Sales in 3Q 2015 were 22.3% lower as compared to 3Q 2014 due to lower average steel selling prices (-20.9%), lower steel shipments (-2.1%) and lower iron ore references prices (-39.1%), offset in part by higher market priced iron ore shipments (+3.1%).

Depreciation was lower at $777 million for 3Q 2015 as compared to $801 million in 2Q 2015, and was lower as compared to $946 million for 3Q 2014, primarily on account of foreign exchange impact following the depreciation of major currencies against the US dollar.

Impairment charges for 3Q 2015 were $27 million relating to the closure of Vereeniging meltshop in South Africa. Impairment charges for 2Q 2015 were $19 million relating to the closure of the Georgetown facility in the US. Impairment charges for 3Q 2014 were nil.

Exceptional charges for 3Q 2015 were $527 million, including $0.5 billion related to the write-down of inventory following the rapid decline of international steel prices and also includes $27 million of retrenchment costs in South Africa. Exceptional charges for 2Q 2015 and 3Q 2014 were nil.

Operating income for 3Q 2015 was $20 million, as compared to $579 million in 2Q 2015 and $959 million in 3Q 2014.

Income from investments in associates, joint ventures and other investments for 3Q 2015 was lower at $30 million as compared to income in 2Q 2015 of $125 million primarily due to weaker performance from Chinese investees offset in part by income generated from the share swap in Gerdau, Brazil. 2Q 2015 income includes the annual dividend received from Erdemir. Income from investments, associates, joint ventures and other investments in 3Q 2014 was $54 million.

Net interest expense in 3Q 2015 were in line at $318 million as compared to $325 million in 2Q 2015, and lower as compared to $338 million in 3Q 2014.

Foreign exchange and other net financing costs were $409 million for 3Q 2015 as compared to $73 million for 2Q 2015 and $657 million for 3Q 2014. Foreign exchange and other net financing costs for 3Q 2015 include a foreign exchange loss of $170 million as compared to a gain of $115 million for 2Q 2015 mainly on account of 21.9% appreciation of the USD against BRL (versus 3.4% depreciation in 2Q 2015) and stable USD/Euro (versus 4% depreciation in 2Q 2015) and a 31.1% devaluation of tenge currency in Kazakhstan4. Foreign exchange and other net financing costs for 3Q 2014 were negatively impacted by $315 million foreign exchange losses, primarily driven by the net impact of 7.9% USD appreciation on deferred tax assets partially offset by its impact on Euro denominated debt positions. In addition, 3Q 2014 included $161 million expenses related to a federal tax amnesty plan in Brazil linked with Siderbras case settled during the 3Q 20146.

ArcelorMittal recorded an income tax expense of $127 million for 3Q 2015, as compared to an income tax expense of $124 million for 2Q 2015 and income tax benefit of $21 million for 3Q 2014. During 3Q 2014, the Company recognized $133 million of deferred tax assets for losses of previous years that were utilized in the payment of the tax amnesty in Brazil7.

Non-controlling interests income for 3Q 2015 amounted to $93 million primarily related to losses generated by ArcelorMittal South Africa partially offset by share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil. Non-controlling interests for 2Q 2015 represent a charge primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil. Non-controlling interest charges for 3Q 2014 primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil, partially offset by losses generated in ArcelorMittal South Africa.

ArcelorMittal recorded net loss for 3Q 2015 of $711 million, or $0.40 loss per share, as compared to a net income of $179 million, or $0.10 earnings per share for 2Q 2015, and net income of $22 million, or $0.01 earnings per share for 3Q 2014.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Region / segment	Site	Project	Capacity / particulars	Actual completion
Canada	Baffinland	Early revenue phase	Production capacity 3.5mt/ year (iron ore)	3Q 2015(a)
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 1: Construction of a heavy gauge galvanizing line#6 to optimize galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt / year	2Q 2015
China	Hunan Province	VAMA auto steel JV	Capacity of 1.5mt pickling line, 1.0mt continuous annealing line and 0.5mt of hot dipped galvanizing auto steel	1Q 2015
USA	AM/NS Calvert	Continuous coating line upgrade to Aluminize line#4	Increased production of Usibor by 0.1mt / year	1Q 2015
Brazil	Juiz de Fora (Brazil)	Rebar expansion	Increase in rebar capacity by 0.4mt / year	1Q 2015

Ongoing projects

Segment	Site	Project	Capacity / particulars	Forecast completion
USA	AM/NS Calvert	Slab yard expansion	Increase coil production level up to 5.3mt/year coils.	2H 2016
NAFTA	ArcelorMittal Dofasco (Canada)	Phase 2: Convert the current galvanizing line #4 to a Galvalume line	Allow the galvaline #4 to produce 160kt galvalume and 128kt galvanize	2016
Europe	ArcelorMittal Krakow (Poland)	HRM extension	Increase HRC capacity by 0.9mt/ year	2016
		HDG increase	Increasing HDG capacity by 0.4mt/ year	2016
Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt / year for bars for civil construction	2016
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15mt/ year (high grade sinter feed)	Currently delayed(b)
Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt / year and cold rolling (CR) capacity by 0.7mt / year	On hold
Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt / year	On hold(c)

	Juiz de Fora (Brazil)	Meltshop expansion	Increase in meltshop capacity by 0.2mt / year	On hold(c)
Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt / year; Sinter feed capacity of 2.3mt / year	On hold

a)	First production in Baffinland was in 4Q 2014, with first shipments taking place during 3Q 2015 following the completion of shiploader and port infrastructure.
b)	Management is currently reviewing the options to further improve the cost position of the existing Liberian iron ore operation. The Company is actively working on structural changes, which will allow the asset to focus on its natural European market by adapting to a smaller DSO operation with a more flexible cost base. The Liberia phase 2 project to construct 15 million tonnes of concentrate capacity and associated infrastructure has been delayed due to the declaration of force majeure by contractors on August 8, 2014, driven by the Ebola virus outbreak in West Africa. Given the project delays and current market conditions, the Company is assessing its options to progress the project. ArcelorMittal remains fully committed to Liberia.
c)	Though the Monlevade wire rod expansion project and Juiz de Fora meltshop expansion are expected to be completed in 4Q 2015 and 2017 respectively, the Company does not expect to increase shipments until domestic demand improves.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	3Q 15	2Q 15	3Q 14	9M 15	9M 14
Sales	4,371	4,545	5,645	13,693	15,996
EBITDA	340	225	429	618	865
Depreciation	151	155	169	462	528
Impairment	-	19	-	19	-
Exceptional charges	101	-	-	101	-
Operating income / (loss)	88	51	260	36	337

Crude steel production (kt)	5,976	5,775	6,485	17,659	18,894
Steel shipments (kt)	5,620	5,642	5,866	16,725	17,269
Average steel selling price (US$/t)	698	726	853	739	849

NAFTA segment crude steel production increased 3.5% to 6.0 million tonnes in 3Q 2015 as compared to 5.8 million tonnes for 2Q 2015.

Steel shipments in 3Q 2015 remained stable at 5.6 million tonnes as compared to 2Q 2015, primarily driven by a 3.1% increase in flat product steel shipments, offset by a 12.2% decrease in long product shipment volumes resulting in part from the closure of the Georgetown operations in 2Q 2015 and lower demand.

Sales in 3Q 2015 decreased by 3.8% to $4.4 billion as compared to 2Q 2015, due to lower average steel selling prices (-3.8%). Average steel selling price for flat products and long products declined –3.9% and –6.9%, respectively.

EBITDA in 3Q 2015 increased to $340 million as compared to $225 million in 2Q 2015 primarily due to lower costs and improved performance in Calvert, offset in part by lower average steel selling prices.

Operating performance in 3Q 2015 was impacted by exceptional charges of $101 million relating to the write-down of inventories following the rapid decline of steel prices.

EBITDA in 3Q 2015 declined 20.7% year-on-year primarily due to a negative price-cost squeeze resulting from significantly lower average steel selling prices (-18.1%) with declines in both flat and long products, as well as lower steel shipment volumes (-4.2%) for both flat and long products partly offset by better performance in Calvert.

Brazil

(USDm) unless otherwise shown	3Q 15	2Q 15	3Q 14	9M 15	9M 14
Sales	2,125	2,167	2,707	6,411	7,494
EBITDA	313	360	460	1,050	1,299
Depreciation	78	85	111	249	358
Exceptional charges	39	-	-	39	-
Operating income	196	275	349	762	941

Crude steel production (kt)	2,953	2,934	2,971	8,762	7,766
Steel shipments (kt)	3,125	2,835	2,844	8,667	7,481
Average steel selling price (US$/t)	622	695	866	674	896

Brazil segment crude steel production remained stable at 3.0 million tonnes in 3Q 2015 as compared to 2.9 million tonnes in 2Q 2015.

Steel shipments in 3Q 2015 increased by 10.2% to 3.1 million tonnes as compared to 2Q 2015, due to 14.9% increase in flat steel shipments primarily driven by increased exports from Brazil and a 6.3% increase in long product shipments.

Sales in 3Q 2015 decreased by 1.9% to $2.1 billion as compared to 2Q 2015, due to lower average steel selling prices (-10.5%), impacted by foreign exchange and low international steel pricing for both flat and long products offset in part by higher steel shipments as discussed above.

EBITDA in 3Q 2015 declined by 12.9% to $313 million as compared to $360 million in 2Q 2015 on account of lower average steel selling prices and lower performance of our tubular operations offset in part by higher steel shipment volumes.

Operating performance in 3Q 2015 was impacted by exceptional charges of $39 million relating to the write-down of inventories following the rapid decline of steel prices.

EBITDA in 3Q 2015 was 32% lower as compared to 3Q 2014 due to lower average steel selling prices (-28.2%) offset in part by higher steel shipments (+9.9%) primarily following the restart of the furnace in Tubarao, Brazil, in July 2014 (Flat Brazil steel shipments volumes up +27%).

Europe

(USDm) unless otherwise shown	3Q 15	2Q 15	3Q 14	9M 15	9M 14
Sales	7,671	8,547	9,689	24,818	30,529
EBITDA	553	680	523	1,849	1,747
Depreciation	293	293	357	885	1,167
Exceptional charges	287	-	-	287	-
Operating (loss) / income	(27)	387	166	677	580

Crude steel production (kt)	10,880	11,644	10,837	33,865	32,677
Steel shipments (kt)	9,646	10,895	9,829	31,203	30,029
Average steel selling price (US$/t)	614	617	760	622	789

Europe segment crude steel production decreased by 6.6% to 10.9 million tonnes in 3Q 2015, as compared to 2Q 2015 following seasonal planned stoppages and minor operational issues.

Steel shipments in 3Q 2015 decreased by 11.5% to 9.6 million tonnes as compared to 2Q 2015, primarily due to 15.6% decrease in long product shipment volumes and 9.6% decrease in flat steel shipment volumes, both impacted by seasonal lower demand.

Sales in 3Q 2015 declined 10.3% to $7.7 billion as compared to 2Q 2015, primarily due to lower steel shipments as discussed above. Average steel selling prices declined marginally by 0.6% during 3Q 2015, as 1.1% decline in flat products was offset by 1% increase in long products.

EBITDA in 3Q 2015 decreased by 18.7% to $553 million as compared to $680 million in 2Q 2015, mainly driven by lower steel shipment volumes offset in part by improved costs.

Operating performance in 3Q 2015 was impacted by exceptional charges of $287 million relating to the write-down of inventories following the rapid decline of steel prices.

EBITDA in 3Q 2015 was 5.8% higher as compared to 3Q 2014 primarily on account of lower costs and efficiency improvements offset by lower average steel selling prices (-19.2%) and lower steel shipments (-1.9%).

ACIS8

(USDm) unless otherwise shown	3Q 15	2Q 15	3Q 14	9M 15	9M 14
Sales	1,508	1,649	1,994	4,878	6,301
EBITDA	35	88	208	256	473
Depreciation	104	106	130	318	390
Impairment	27	-	-	27	-
Exceptional charges	80	-	-	80	-
Operating (loss) / income	(176)	(18)	78	(169)	83

Crude steel production (kt)	3,257	3,696	3,616	10,556	10,629
Steel shipments (kt)	3,196	3,205	3,229	9,407	9,722
Average steel selling price (US$/t)	416	450	594	456	584

ACIS segment crude steel production in 3Q 2015 decreased by 11.9% to 3.3 million tonnes as compared to 3.7 million in 2Q 2015 primarily driven by the planned repair of blast furnace #9 in Ukraine.

Steel shipments in 3Q 2015 remained stable at 3.2 million tonnes as compared to 2Q 2015. Higher volumes in South Africa for both domestic and export were offset by lower shipments in the CIS region on account of lower production.

Sales in 3Q 2015 decreased by 8.6% to $1.5 billion as compared to $1.6 billion in 2Q 2015 primarily due to lower average steel selling prices (-7.5%). Average steel selling prices were lower in Ukraine (-5.9%), Kazakhstan (-4.0%) and South Africa (-12.8%).

EBITDA in 3Q 2015 of $35 million was lower as compared to $88 million in 2Q 2015, reflecting significantly weaker market conditions in all geographies (in particular South Africa).

Operating performance in 3Q 2015 was impacted by exceptional charges of $80 million relating to the write-down of inventories following the rapid decline of steel prices and to retrenchment costs in Thabazimbi and Tshikondeni in South Africa for $27 million. Impairment charges of $27 million in 3Q 2015 was related to the closure of Vereeniging meltshop in South Africa.

EBITDA in 3Q 2015 of $35 million was lower as compared to $208 million in 3Q 2014 primarily due to lower average steel selling prices (-29.9%) with weaker performance across all businesses partially offset by improved costs following currency devaluation.

Mining

(USDm) unless otherwise shown	3Q 15	2Q 15	3Q 14	9M 15	9M 14
Sales	908	964	1,272	2,630	3,911
EBITDA	143	115	278	372	1,099
Depreciation	145	157	170	452	484
Operating (loss) / income	(2)	(42)	108	(80)	615

Own iron ore production (a) (Mt)	15.4	16.4	15.8	47.3	47.2
Iron ore shipped externally and internally at market price (b) (Mt)	10.3	10.8	10.0	30.5	29.9
Iron ore shipment - cost plus basis (Mt)	5.9	6.4	7.1	16.3	17.5

Own coal production(a) (Mt)	1.6	1.5	1.8	4.7	5.3
Coal shipped externally and internally at market price(b) (Mt)	0.8	0.7	1.1	2.0	3.2
Coal shipment - cost plus basis (Mt)	0.7	0.9	0.8	2.4	2.4

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production (not including supplies under strategic long-term contracts) in 3Q 2015 decreased by 6.1% to 15.4 million metric tonnes as compared to 2Q 2015 due to lower production in Canada following planned maintenance and seasonally lower production in Liberia. Own iron ore production (not including supplies under strategic long-term contracts) was lower by 2.9% as compared to 3Q 2014 primarily due to lower production in Kazakhstan and Brazil partially offset by higher production in Canada.

Market priced iron ore shipments in 3Q 2015 decreased by 4.4% to 10.3 million metric tonnes as compared to 2Q 2015 driven by lower shipments in Canada and Liberia (due to seasonal weather factors). Market priced iron ore shipments in 3Q 2015 increased by 3.1% as compared to 3Q 2014 driven by improvements in Canada (following operational efficiency gains) and Ukraine offset in part by lower Brazilian and Mexican shipments.

Own coal production (not including supplies under strategic long-term contracts) in 3Q 2015 increased 7.2% to 1.6 million metric tonnes as compared to 2Q 2015, primarily due to higher production in Kazakhstan. Own coal production (not including supplies under strategic long-term contracts) in 3Q 2015 decreased 7.8% as compared to 3Q 2014, primarily due to lower production at US operations and the disposal of the Kuzbass coal mines in Russia during the fourth quarter of 2014.

EBITDA in 3Q 2015 increased to $143 million as compared to $115 million in 2Q 2015 primarily due to improved costs performance and mix effects, offset in part by lower market priced iron ore shipment volumes (-4.4%) and by lower seaborne iron ore market prices (-6.1%).

EBITDA in 3Q 2015 was 48.3% lower as compared to 3Q 2014, primarily due to lower seaborne iron ore market prices (-39.1%), partially offset by the realised benefits of higher market priced iron ore shipment volumes (+3.1%), lower unit iron ore cash costs and restructuring of our coal operations, including the sale of Kuzbass mines.

Liquidity and Capital Resources

For 3Q 2015, net cash provided by operating activities was $473 million as compared to $1,019 million in 2Q 2015. Cash provided by operating activities in 3Q 2015 included a $136 million investment in operating working capital as compared to a $392 million release in operating working capital in 2Q 2015. Rotation days during 3Q 2015 decreased to 54 days as compared to 55 days in 2Q 2015, primarily on account of foreign exchange.

Net cash provided by other operating activities in 3Q 2015 was $68 million (including adjustments of non-cash items, primarily unrealised foreign exchange losses). Net cash used in other operating activities in 2Q 2015 was $445 million, and net cash provided by other operating activities in 3Q 2014 was $251 million.

Net cash used in investing activities during 3Q 2015 was $649 million as compared to $419 million in 2Q 2015. Capital expenditure increased to $684 million in 3Q 2015 as compared to $542 million in 2Q 2015. The Company expects FY 2015 capital expenditure to be approximately $2.8 billion (down from the previous guidance of approximately $3.0 billion).

Cash flow from other investing activities in 3Q 2015 of $35 million primarily includes proceeds from the Gerdau share swap3 and sale of tangible assets offset by a $39 million outflow relating to the final instalment of the acquisition price of an additional 11% stake in Ostrava acquired in 2009. Cash flow from other investing activities in 2Q 2015 of $123 million primarily included a $47 million inflow from cash received from the Kiswire divestment9 and proceeds related to the sale of certain European distribution assets. Cash flow from other investing activities in 3Q 2014 of $61 million primarily included cash inflow from the divesture of Circuit Foil10.

Net cash used in financing activities for 3Q 2015 was $835 million as compared to net cash provided by financing activities of $1,284 million for 2Q 2015. Net cash used in financing activities in 3Q 2015 primarily included debt repayment of a $1 billion partially offset by issuance of CHF 225 million 2.50% Notes due July 3, 2020, issued under ArcelorMittal’s Euro Medium Term Notes Programme.

During 3Q 2015, the Company paid $21 million in dividends primarily to minority shareholders in ArcelorMittal Mines Canada. During 2Q 2015, the Company paid $331 million in dividends to ArcelorMittal shareholders.

At September 30, 2015, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $3.6 billion as compared to $4.7 billion at June 30, 2015.

Gross debt of $20.4 billion at September 30, 2015, decreased from $21.3 billion at June 30, 2015 and was lower than $21.9 billion at September 30, 2014. Gross debt was lower at September 30, 2015 due to the early redemption of a $1 billion bond on July 2, 2015, partly offset by the issuance of the CHF 225 million bond on July 3, 2015 as discussed above.

As of September 30, 2015, net debt increased to $16.8 billion as compared with $16.6 billion in June 30, 2015, but was lower as compared to $17.8 billion as September 30, 2014.

The Company had liquidity of $9.6 billion at September 30, 2015, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $3.6 billion and $6.0 billion of available credit lines. The $6 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA. On September 30, 2015, the average debt maturity was 6.3 years.

Board proposes no dividend to be paid for financial year 2015

Given the challenging global economic conditions and the Company’s priority to deleverage, ArcelorMittal’s Board of Directors proposes that no dividend be paid for financial year 2015. This proposal is subject to shareholder approval at the next annual general meeting on May 4, 2016.

Key recent developments

•	On September 22, 2015 the Company exercised its right to redeem 100% of the outstanding $500 million 3.75% notes due March 2016, in-line with its proactive approach to manage its debt maturity profile and effective use of existing cash reserves. The total cash settlement of $511 million including accrued interest occurred on October 22, 2015.

•	On October 7, 2015, ArcelorMittal and IMETAL, an Algerian state-owned company, announced an outline agreement for the restructuring of the shareholding of the companies ArcelorMittal Algeria, ArcelorMittal Pipes and Tubes Algeria and ArcelorMittal Tebessa. The restructuring is consistent with ArcelorMittal’s strategy of asset portfolio optimization. The restructuring plan will see ArcelorMittal transfer its minority shareholding in both ArcelorMittal Algeria and ArcelorMittal Tebessa as well as its majority participation in ArcelorMittal Pipes & Tubes Algeria, with the state of Algeria controlling the full shareholding of these entities. Furthermore, ArcelorMittal will continue its technical support for the successful implementation of El Hadjar Complex development plan. The parties aim to finalize the agreements within the coming weeks.

•         On September 23, 2015, ArcelorMittal announced the investment of over €100 million in the refurbishment of the Coke Oven Batteries in Gijón. The main part of the approved investment will be focused on the re-construction of two 45-oven batteries at ArcelorMittal Asturias’ coke plant in Gijón, installation of a state-of-the-art emission collection and scrubbing system, and implementation of efficient by-product management systems. The refurbishment work will start in mid-2016 and the coke oven batteries are expected to reach full capacity in 2019.

Key recent developments - ArcelorMittal South Africa

•	On November 6, 2015, ArcelorMittal South Africa Limited (“AMSA”) announced that it will seek shareholder approval for a rights offering of between R4 billion and R4.5 billion (between $290 million and $325 million at current exchange rates (R/$ at 13.9)) to be launched subject to certain conditions. The Rights Offer is intended to improve the financial position of AMSA by reducing current indebtedness levels (including but not limited to repaying a loan from the ArcelorMittal Group with a current balance of R 3.2 billion ($232 million), funding near term investment in capital expenditure and positively impacting AMSA’s ability to raise future debt funding. The proposed Rights Offer will be made to all Shareholders proportionately to their shareholdings with allowance for excess applications by shareholders. The ArcelorMittal Group will underwrite the proposed rights offering in its entirety by subscribing to its pro rata share and taking up any remaining Shares not taken up by other Company shareholders. AMSA has undertaken several initiatives in response to the current situation (a challenging operating environment characterized by lower local demand, increased cheap imports and higher costs, resulting in losses in recent years), which are designed to return AMSA to profitability in the medium term, including but not limited to overall focusing on improved operating performance, promoting tariff and anti-dumping duties and renegotiating its raw material contracts with Kumba.

On November 6, 2015, ArcelorMittal South Africa announced that an agreement had been reached with Kumba to amend the pricing mechanism terms of the current iron one supply agreement from a cost-based price to an Export Parity Price (“EPP”) with effect from October 1, 2015. The EPP will be calculated on the basis of the Platts 62% Fe CFR China Fines Index (the “Index price”) and, at certain price levels, AMSA will receive a discounted price.

•	As part of AMSA’s initiatives in transforming the Company, AMSA is proposing that a B-BBEE (black empowerment) transaction be undertaken to achieve a sustainable 25% black ownership in AMSA in order for it to maximize its score under the B-BBEE Codes of Good Practice. As a first step in this regard, the Company implemented a 5% employee stock option plan in September.

•	Following Kumba’s announcement on July 16, 2015 that it would commence with the closure of the Thabazimbi mine, AMSA undertook due diligence to assess whether the mine could be taken over by AMSA and operated viably. Unfortunately, due diligence revealed that given the immediate reserves available which is further aggravated by the slope failure and depressed economic conditions in the iron ore market, there is currently no viable option available for AMSA to take over the mine and operate it successfully. Kumba is thus proceeding with the closure of the Thabazimbi mine.

Outlook and guidance

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to decline by around -1.5% to -2.0% in 2015 as compared to 2014. In the US, although underlying demand continues to remain positive, due to a reduction in inventory levels (amplified by the weaker pricing environment) and significant contraction in oil country tubular goods (“OCTG”) demand from the energy sector, apparent demand is now expected to decline by around 6% in 2015 (vs previous forecast of -3% to -4%). In Europe, the Company expects continued growth in real underlying demand to support ASC growth of around +2% in 2015 (vs previous forecast of +1.5% to +2.5%); although growth is slowing towards the year end this reflects customers adopting a “wait and see” attitude to purchases given the weakening price environment. The outlook for emerging markets remains poor. In Brazil, the domestic economy  continues to weaken as steel consuming sectors continue to contract, particularly in the construction market; we now expect a decline of around 15% for Brazil ASC in 2015 (vs previous forecast of -11% to -13%). For the CIS we are not seeing any improvement and expect a decline in ASC of -9% (vs previous forecast of -8% to -10% range). Finally, in China, the ongoing weakness in real estate and machinery end markets is causing underlying real demand to decline around -3.5% in 2015 with ASC contracting by a similar amount (down from previous -1% expectation). Based on its geographical and end market mix, ArcelorMittal shipments in 2015 are expected to be slightly higher than 2014.

Operating conditions have deteriorated in recent months, both in terms of the international steel price environment (driven by unsustainably low export prices from China) and order volumes (as customers adopt a “wait and see” mind-set). As a result, the Company now expects full year 2015 EBITDA of $5.2-$5.4 billion.

Full year 2015 guidance on capital expenditure is expected to be approximately $2.8 billion as compared to the previous guidance of approximately $3.0 billion, and net interest expense is expected to be approximately $1.3 billion from previous guidance of approximately $1.4 billion. The Company continues to expect positive free cash flow generation in 2015 and to end the year with net debt below $15.8 billion.

Key developments supporting outlook for 2016

A combination of Company actions and known developments are expected to improve EBITDA in 2016 by $1 billion relative to the 4Q 2015 run-rate level. More specifically by region:

➢	Americas: uplift from ramp-up of Calvert and improved value-added mix; benefits of Americas Asset Optimization Program and Brazil Value Plan;
➢	ACIS: improvement driven by new iron ore supply agreement and tariffs in South Africa, as well as the benefits of new coke battery and increased PCI usage in CIS;
➢	Europe: further benefits from transformation programme; and
➢	Mining: a further >10% reduction in average unit iron ore cash costs.

In addition, the Company is reducing its cash requirements in 2016 by approximately $1 billion as compared to 2015. This is achieved through lower capex spend, lower cash interest costs, lower cash taxes and suspending the dividend for the financial year 2015. These actions and developments are expected to ensure that the Company continues to generate positive free cash flow, reduce net debt and maintain strong liquidity.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

	Sept 30,	Jun 30,	Dec 31,
In millions of U.S. dollars	2015	2015	2014
ASSETS
Cash and cash equivalents including restricted cash	3,636	4,712	4,016
Trade accounts receivable and other	3,687	4,283	3,696
Inventories	14,352	15,466	17,304
Prepaid expenses and other current assets	2,046	2,402	2,627
Assets held for sale[11]	44	24	414
Total Current Assets	23,765	26,887	28,057

Goodwill and intangible assets	6,779	7,279	8,104
Property, plant and equipment	40,480	42,648	46,593
Investments in associates and joint ventures	5,472	5,532	5,833
Deferred tax assets	7,193	7,214	7,962
Other assets	1,901	2,372	2,630
Total Assets	85,590	91,932	99,179

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,455	3,239	2,522
Trade accounts payable and other	9,455	10,291	11,450
Accrued expenses and other current liabilities	5,754	6,023	6,994
Liabilities held for sale[11]	37	-	157
Total Current Liabilities	17,701	19,553	21,123

Long-term debt, net of current portion	17,932	18,031	17,275
Deferred tax liabilities	2,417	2,707	3,004
Other long-term liabilities	11,481	11,808	12,617
Total Liabilities	49,531	52,099	54,019

Equity attributable to the equity holders of the parent	33,275	36,813	42,086
Non–controlling interests	2,784	3,020	3,074
Total Equity	36,059	39,833	45,160
Total Liabilities and Shareholders’ Equity	85,590	91,932	99,179

ArcelorMittal Condensed Consolidated Statement of Operations1

In millions of U.S. dollars unless otherwise shown	Three months ended			Nine months ended
	Sept 30, 2015	Jun 30, 2015	Sept 30, 2014	Sept 30, 2015	Sept 30, 2014
Sales	15,589	16,890	20,067	49,597	60,559
Depreciation	(777)	(801)	(946)	(2,385)	(2,957)
Impairment	(27)	(19)	-	(46)	-
Exceptional charges	(527)	-	-	(527)	-
Operating income	20	579	959	1,170	2,465
Operating margin %	0.1%	3.4%	4.8%	2.4%	4.1%

Income from associates, joint ventures and other investments	30	125	54	153	208
Net interest expense	(318)	(325)	(338)	(966)	(1,147)
Foreign exchange and other net financing (loss)	(409)	(73)	(657)	(1,238)	(1,364)
Income / (loss) before taxes and non-controlling interests	(677)	306	18	(881)	162
Current tax	(113)	(54)	(138)	(292)	(389)
Deferred tax	(14)	(70)	159	(169)	193
Income tax (expense)/benefit	(127)	(124)	21	(461)	(196)
(Loss) / income including non-controlling interests	(804)	182	39	(1,342)	(34)
Non-controlling interests	93	(3)	(17)	82	(97)
Net (loss) / income attributable to equity holders of the parent	(711)	179	22	(1,260)	(131)

Basic (loss) /earnings per common share ($)	(0.40)	0.10	0.01	(0.70)	(0.08)
Diluted (loss) /earnings per common share ($)	(0.40)	0.10	0.01	(0.70)	(0.08)

Weighted average common shares outstanding (in millions)	1,796	1,794	1,792	1,794	1,791
Adjusted diluted weighted average common shares outstanding (in millions)	1,796	1,797	1,795	1,794	1,794

EBITDA	1,351	1,399	1,905	4,128	5,422
EBITDA Margin %	8.7%	8.3%	9.5%	8.3%	9.0%

OTHER INFORMATION
Own iron ore production (million metric tonnes)	15.4	16.4	15.8	47.3	47.2
Crude steel production (million metric tonnes)	23.1	24.0	23.9	70.8	70.0
Total shipments of steel products (million metric tonnes)	21.1	22.2	21.5	64.8	63.9

ArcelorMittal Condensed Consolidated Statements of Cash flows1

In millions of U.S. dollars	Three months ended			Nine months ended
	Sept 30, 2015	Jun 30, 2015	Sept 30, 2014	Sept 30, 2015	Sept 30, 2014
Operating activities:
Net (loss) / income attributable to equity holders of the parent	(711)	179	22	(1,260)	(131)
Adjustments to reconcile net income /(loss) to net cash provided by operations:
Non-controlling interest	(93)	3	17	(82)	97
Depreciation and impairment	804	820	946	2,431	2,957
Exceptional charges	527	-	-	527	-
Deferred income tax	14	70	(159)	169	(193)
Change in operating working capital	(136)	392	(576)	(950)	(626)
Other operating activities (net)	68	(445)	251	(258)	(526)
Net cash provided by operating activities	473	1,019	501	577	1,578
Investing activities:
Purchase of property, plant and equipment and intangibles	(684)	(542)	(949)	(1,971)	(2,598)
Other investing activities (net)	35	123	61	447	13
Net cash used in investing activities	(649)	(419)	(888)	(1,524)	(2,585)
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	(804)	1,589	688	1,171	315
Dividends paid	(21)	(331)	(381)	(405)	(443)
Payments for subordinated perpetual securities	-	-	-	-	(657)
Other financing activities (net)	(10)	26	(13)	(4)	(39)
Net cash (used in) provided by financing activities	(835)	1,284	294	762	(824)
Net (decrease) increase in cash and cash equivalents	(1,011)	1,884	(93)	(185)	(1,831)
Cash and cash equivalents transferred to assets held for sale	-	(1)	1	-	8
Effect of exchange rate changes on cash	(70)	72	(71)	(178)	(198)
Change in cash and cash equivalents	(1,081)	1,955	(163)	(363)	(2,021)

Appendix 1: Product shipments by region

(000'kt)	3Q 15	2Q 15	3Q 14	9M 15	9M 14
Flat	4,701	4,560	4,836	13,720	14,063
Long	1,068	1,217	1,171	3,444	3,576
NAFTA	5,620	5,642	5,866	16,725	17,269
Flat	1,844	1,604	1,452	4,962	3,299
Long	1,254	1,179	1,379	3,603	4,134
Brazil	3,125	2,835	2,844	8,667	7,481
Flat	6,749	7,470	6,881	21,763	20,912
Long	2,847	3,373	2,938	9,294	9,058
Europe	9,646	10,895	9,829	31,203	30,029
CIS	2,013	2,248	2,183	6,185	6,479
Africa	1,207	944	1,026	3,215	3,175
ACIS	3,196	3,205	3,229	9,407	9,722

Note: Others and eliminations line are not presented in the table

Appendix 2: Capital expenditures

(USDm)	3Q 15	2Q 15	3Q 14	9M 15	9M 14
NAFTA	85	97	152	272	378
Brazil	98	86	118	327	359
Europe	293	182	231	725	749
ACIS	105	86	171	284	386
Mining	101	90	274	364	703
Total	684	542	949	1,971	2,598

Note: Others and eliminations line are not presented in the table

Appendix 3: Debt repayment schedule as of September 30, 2015

Debt repayment schedule (USD billion)	2015[12]	2016	2017	2018	2019	>2019	Total
Bonds	0.5	1.1	2.5	2.5	2.3	9.4	18.3
LT revolving credit lines
- $2.5bn tranche of $6bn revolving credit facility	-	-	-	-	-	-	-
- $3.5bn tranche of $6bn revolving credit facility	-	-	-	-	-	-	-
Commercial paper	0.1	-	-	-	-	-	0.1
Other loans	0.2	0.9	0.2	0.1	0.2	0.4	2.0
Total gross debt	0.8	2.0	2.7	2.6	2.5	9.8	20.4

Appendix 4: Credit lines available as of September 30, 201513

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $2.5bn tranche of $6bn revolving credit facility	30/04/2018	2.5	0.0	2.5
- $3.5bn tranche of $6bn revolving credit facility	30/04/2020	3.5	0.0	3.5
Total committed lines		6.0	0.0	6.0

Appendix 5: EBITDA bridge from 2Q 2015 to 3Q 2015

USD millions	EBITDA 2Q 15	Volume & Mix - Steel (a)	Volume & Mix - Mining (a)	Price-cost - Steel (b)	Price-cost - Mining (b)	Other (c)	EBITDA 3Q 15
Group	1,399	(223)	0	190	29	(44)	1,351

a)	The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The mix variance indicates sales value gain/loss through selling different proportions of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b)	The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one-time items and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c)	“Other” primarily includes foreign exchange translation impact.

Appendix 6: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

LTIF: Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

EBITDA: operating income plus depreciation, impairment expenses and exceptional items.

Free cash flow: net cash provided by operating activities less purchases of property, plant and equipment and intangibles.

Net debt: long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of assets/liabilities held for sale).

Gross debt: long-term debt, plus short term debt, plus cash and cash equivalents, restricted cash and short-term investments (including those held as part of assets/liabilities held for sale).

Market priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market priced tonnes are transferred internally and reported on a cost-plus basis.

Foreign exchange and other net financing costs: include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments, and other charges that cannot be directly linked to operating results.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Rotation days: days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold of the quarter on an annualized basis. Days of accounts receivable are a function of sales of the quarter on an annualized basis.

Operating working capital: trade accounts receivable plus inventories less trade accounts payable.

Capex: includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Steel-only EBITDA: calculated as EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Iron ore unit cash cost: includes weighted average pellet and concentrate cost of goods sold across all mines.

Liquidity: includes back-up lines for the commercial paper program.

Shipments: information at the Group level was previously based on a simple aggregation, eliminating intra-segment shipments and excluding shipments of the Distribution Solutions segment.  The new presentation of shipments information eliminates both inter- and intra–segment shipments which are primarily between Flat/Long plants and Tubular plants and continues to exclude the shipments of Distribution Solutions.

Operating segments: The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solution (AMDS). The ACIS division includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa.

B-BBEE: Broad-Based Black Economic Empowerment (BBBEE or B-BBEE as written by the South African government) is a form of Economic Empowerment initiated by the South African government in response to criticism against Narrow Based Empowerment instituted in the country during 2003/2004.

YoY: Refers to year-on-year.

1 The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial measures.

2 The exceptional charge of $527 million in 3Q 2015 includes $27 million of retrenchment costs in South Africa as well as $0.5 billion related to the write-down of inventory following the rapid decline of international steel prices. The Company tested the recoverability of its inventories by comparing the production cost with the estimated selling prices for finished goods. Inventories under work in progress and raw materials were similarly tested after estimating the completion costs. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to complete the sale.

3 On July 14, 2015, ArcelorMittal entered into a share swap agreement with Gerdau, as part of which ArcelorMittal received preferred shares of Gerdau and a cash consideration of $28 million in exchange for unlisted Gerdau shares. The share swap resulted in a gain of $55 million from equity method investments and other investments.

4 Kazakhstan devalued its currency (the tenge) by abandoning a peg to the US dollar.

5 In 3Q 2013 ArcelorMittal impaired the entire amount of the investment that it had made up to September 30, 2013 in connection with a 2007 agreement with the State of Senegal regarding a mining and infrastructure project, as it viewed project implementation to be improbable in light of an ongoing arbitration proceeding. The parties subsequently agreed to settle the dispute and on December 12, 2014, the arbitral tribunal issued a procedural order formally closing the arbitration.

6 ArcelorMittal Brasil S.A (as a successor of Companhia Siderurgica Tubarao) was party to a legal dispute against Siderbras (an extinguished holding company held by the Government of Brazil) related to financial debt issued in 1992. In July 2014, the judge in charge requested to replace the guarantee, which was securing the litigation, with cash so that an appeal of the case could proceed. ArcelorMittal Brasil S.A entered into a federal amnesty program with the Brazilian tax authorities to settle the debt with Siderbras (application made in August 2014). The payment under the program was $161 million (original debt $259 million including interest and penalties) and recorded as a financial expense. Of this amount, $116 million was paid by way of set-off of tax losses and the remaining balance paid in cash. This tax amnesty program entered into by the Company with the Brazilian tax authorities is only in relation to the Siderbras matter and does not have any effect or otherwise impact the Company’s other outstanding disputes with the Brazilian tax authorities, which have been previously disclosed.

7 The Company recorded a total of  $133 million of deferred tax assets for losses of previous years in the framework of Federal Amnesty programmes in Brazil (including $82 million from the Siderbras case and $51 million in relation to the existing amnesty debts signed during 4Q 2013 which were then allowed to be partially offset with tax losses).

8 Effective from January 1, 2015, the functional currency of Kryvyi Rih was changed to the Ukrainian Hryvnia and the functional currency of Temirtau was changed to the Kazakhstan tenge due to changes in the regulatory and economic environment and transaction currencies of the operations.

9 On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of $169 million. The net proceeds received in 2Q 2014 were $39 million being $55 million received in cash during the quarter minus cash held by steel cord business. Additionally, $28 million of gross debt held by the steel cord business has been transferred. During 1Q 2015, the Company received $45 million and the final instalment of $47 million was received in 2Q 2015.

10 Pursuant to a sale and purchase agreement entered into on July 10, 2014 with Doosan (a South Korean conglomerate), ArcelorMittal sold all of the shares of Circuit Foil Luxembourg Sarl (CFL), together with some of its subsidiaries, for cash consideration of $49 million.

11 Assets and liabilities held for sale as of September 30, 2015 include the carrying value of investments representing our stakes in ArcelorMittal Algeria at (49%), ArcelorMittal Tebessa (49%) and ArcelorMittal Pipes and Tubes Algeria (70%) and include Coza mining assets in South Africa. Assets and liabilities held for sale as of June 30, 2015 include Coza mining assets in South Africa. Assets and liabilities held for sale as of December 31, 2014 included assets and liabilities held for sale related to distribution centers in Europe and the disposal of tangible assets.

12 On September 22, 2015 the Company exercised its right to redeem 100% of the outstanding $500m 3.75% notes due March 2016. The total cash settlement of $511m including accrued interest occurred on October 22, 2015.

13 In April 2015, the Company refinanced and extended $6 billion lines of credit (two tranches: $2.5 billion 3Yr and $3.5 billion 5Yr) with 4.25x Net debt / EBITDA covenant.